January 28, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Imperial Petroleum Inc.

Registration Statement on Form F-1

Filed January 20, 2022

File No. 333-262264

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Washington D.C. time, on Monday, January 31, 2022, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus dated January 20, 2022 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director